KIRKLAND LAKE GOLD EXPANDS NEW HIGH-GRADE ZONE BELOW TAYLOR MINE,
REPORTS MINERALIZED EXTENSIONS ALONG STRIKE AND AT DEPTH

•	New gold zone intersected 500 metres (“m”) below existing mining and mine infrastructure in West Porphyry Deposit (150 metres below previously reported intersection)

o	Key intercepts: 45.2 g/t Au over 2.4 m, including 75.5 g/t Au over 0.8 m, with numerous visible-gold stringers, and 7.9 g/t Au over 5.0 m.

•	Underground drilling between the West Porphyry Deposit and the Shaft Deposit continues to intersect high-grade mineralization near existing infrastructure

o	Key intercepts: 19.0 g/t Au over 6.1 m, including 44.4 g/t Au over 1.7 m.

•	Surface drilling intersects high-grade gold-bearing quartz veins 1.1 km, 1.3 km and 2.9 km east of Shaft Deposit along the Porcupine Destor Fault (“PDF”)

o	Key intercepts: 10.0 g/t Au over 5.9 m, 5.8 g/t Au over 7.8 m, 38.0 g/t Au over 1.2 m, and 2.9 g/t Au over 6.0 m.

Toronto, Ontario – April 25, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to report new exploration drill results from surface and underground drilling at the Taylor mine (“Taylor”) in Northeast Ontario, and situated along the PDF. Recent drilling occurred at depth below both the East and West Porphyry deposits; at a prospective target area situated down-dip of the Shaft Deposit and east of the West Porphyry Deposit; and on strike to the east along the hanging wall of the PDF. The new drill results involve 60 holes for 26,257 m of surface drilling and 31 holes for 5,512 m of underground drilling, which were completed late in 2017 and early in 2018.

The drill intersections reported today provide significant results at all three of the Company’s key exploration targets at Taylor mine. At the West Porphyry Deposit, the results of surface drilling include a 150 m extension of the new high-grade gold zone first reported last December (see Kirkland Lake Gold News Release dated December 18, 2017). The zone has now been identified over an area between 350 m and 500 m below existing mining (780 m and 930 m below surface). In the gap area between the West Porphyry and Shaft deposits, multiple high-grade intersections highlight the potential for additional growth in Mineral Resources close to existing mine infrastructure. Drilling east along the PDF continued to intersect high-grade gold bearing quartz veins, with the furthest intersection now located 2.9 km east of the Shaft Deposit, on a new claim block acquired in 2017. Previously, the furthest intersection had been 1.8 km east of the Shaft Deposit.

Tony Makuch, President and CEO of Kirkland Lake Gold commented: “Included in our plan to increase Kirkland Lake Gold’s annual production to a million ounces within 5 to 7 years is growth in both production levels and mine life at our Taylor mine. Today’s drill results are very encouraging, as they demonstrate the considerable growth potential that exists at multiple locations around our existing deposits at Taylor. In addition, we have achieved extensive and consistent success intersecting high-grade quartz veins along the PDF east of the Shaft Deposit. With our latest high-grade intersections 1.1 km, 1.3 km and 2.9 km east of the Shaft Deposit, future drilling will focus less on further expansion and more on drilling within this very large mineralized area to determine its full potential. Our exploration program at Taylor is continuing with four surface drills and one underground drill in operation as we continue our work to grow the mine’s Mineral Resources and Mineral Reserves."

Surface Drilling Program

Surface drilling to date has focused primarily on targets east and south-west of the Shaft Deposit, where shallow dipping mineralized quartz veins situated in the hanging wall of the PDF have been intersected at multiple locations (see Figures 1 & 2). The new results being reported include a total of 60 holes totaling 26,257 m of surface exploration. Results from this drilling support the Company’s view that mineralization at Taylor remains open at depth and along strike to the east and west.

Significant drill results from surface drill programs include:

  8.9 g/t Au over 13.2 m in hole TA17-081 drilled approximately 900 m east of the Shaft Deposit
  20.1 g/t Au over 6.3 m (7.1 g/t cut) and 25.0 g/t Au over 1.5 m in hole TA17-103 drilled approximately 1.1 km east of the Shaft Deposit
  10.0 g/t Au over 5.9 m in hole TA17-130 drilled approximately 1.1 km east of the Shaft Deposit
  4.3 g/t Au over 10.9 m in hole TA18-140 drilled approximately 1.3 km east of the Shaft Deposit
  5.8 g/t Au over 7.8 m in hole TA18-143 drilled approximately 1.3 km east of the Shaft Deposit
  205.8 g/t Au over 0.7 m in hole TA17-115 drilled approximately 1.1 km east of the Shaft Deposit
  45.2 g/t Au over 2.4 m (21.8 cut) in hole TA18-099A drilled approximately 500 m below the mine workings in the West Porphyry Deposit
  8.9 g/t Au over 3.6 m and 4.9 g/t Au over 3.3 m in hole TA17-110 drilled approximately 500 m east of the Shaft Deposit
  7.9 g/t Au over 5.0 m in hole TA17-094W3 drilled approximately 500 m below the mine workings in the West Porphyry Deposit
  2.9 g/t Au over 6.0 m and 38.0 g/t Au over 1.2 m in hole TA17-098 drilled approximately 2.9 km east of the Taylor mine.

Surface drilling by the Company on the Taylor property is actively testing for mineralized extensions along strike to the east of the Shaft Deposit and up dip and at depth below the West Porphyry Deposit. Drilling east of the Shaft Deposit continued to intersect high-grade gold mineralization along the PDF with hole TA17-130 intersecting 10.0 g/t Au over 5.9 m approximately 1.1 km east of the Shaft Deposit, and Hole TA18-143 intersecting 5.8 g/t Au over 7.8 m 1.3 km east of the Shaft Deposit. Scout level surface drilling in 2017 also identified new mineralization along strike and up to 2.9 km east of the Shaft Deposit with hole TA17-098 returning 2.9 g/t Au over 6.0 m and 38.0 g/t Au over 1.2 m. In addition, TA18-099A and TA17094W3 intersected 45.2 g/t Au over 2.4 m and 7.9 g/t Au over 5.0 m, respectively, 500 m below the current mine infrastructure. The drilling is testing multiple targets including the 1004, 1003 and GAP zones, and testing for other mineralized zones on the property. These recent assay intercepts confirm that mineral deposits at Taylor are part of a larger deeper mineralized system, which remains open both along strike and to depth.

Surface drilling is on-going with four drills and continues to following-up on the most recent high-grade results.

Underground Drilling

Recent underground exploration results from the 430 m level highlight the potential to add Mineral Resources below the current workings of the mine. This deep drilling program has been targeting the potential repetition of shallow dipping mineralized structures as found in the West Porphyry Deposit, in addition to the apparent westerly down-plunge extension of Shaft Deposit mineralization (see Figures 3 and 4).

Highlights of the results include:

  19.0 g/t Au over 6.1 m (13.0 g/t cut) containing numerous visible gold stringers, in hole T430- 065
  13.9 g/t Au over 1.1 m intersected in hole T430 -039
  13.5 g/t Au over 1.5 m intersected in hole T430-052.

Drilling from 430 Level continues to follow up on new mineralization located below the GAP zone in an area with limited drilling between the West Porphyry and Shaft deposits. Current intersections extend the mineralization approximately 100 m below the 430 m sub-level exploration drift.

Taylor Mine Geology

The Taylor mine is located along the PDF, a major structural feature, striking roughly east-west, dipping to the south between 40° to 60° south and globally associated with gold mineralization. Geologically, the Taylor property can be generalized from south to north as 1) mafic volcanic rocks of the Vipond Formation, which are relatively undeformed and unaltered; 2) ultramafic and mafic volcanic rocks of the Hersey Lake Formation, which are increasingly deformed and carbonate-altered in the vicinity of structurally emplaced lenses of Porcupine sedimentary rocks and felsic to intermediate porphyritic intrusions; 3) Porcupine assemblage greywacke-siltstone, which are interpreted to represent the footwall of the PDF on the Taylor property and a structural unconformity with the older, overlying mafic and ultramafic assemblage. The entire sequence is crosscut by a swarm of northeast-striking Matachewan diabase dikes.

Known gold mineralization at Taylor is located within the PDF and is primarily associated with the Hersey Lake Formation. Four mineralized deposits have been identified over a strike length of 2 km. From east to west these are: the near surface Shaft Deposit, with gold mineralization associated with felsic intrusive dikes; the East and West Porphyry deposits, comprised of a system of stacked vein systems (e.g. 1004, 1003), with the gold mineralization associated with quartz veins developed on the margins of felsic intrusive, sedimentary and carbonate-altered mafic ultramafic rocks; and the near-surface Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of carbonate-altered ultramafic rocks. Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as finely disseminated particles, which may be intimately associated with sulphides both in quartz-carbonate veins and in surrounding altered host rocks.

Qualified Persons

David Schonfeldt P. Geo Exploration Manager KL North, is a "Qualified Person" as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical information included in this News Release.

QA / QC Controls

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half of the core sample shipped to SGS Laboratories located in Cochrane, ON or to Bureau Veritas Laboratories located in Timmins, ON. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of certified reference standards and blanks into the sample stream, and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa mine located in Northeastern Ontario and the Fosterville mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) planned exploration activities at Taylor and the anticipated results thereof; and (ii) the ability to expand Mineral Resources at Taylor.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of Taylor; the potential addition of Mineral Resources and Mineral Reserves at the mine and the anticipated effects thereof; the anticipated release date of future drill results from the Taylor property; the future development of the Company’s Canadian and Australian operations, changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the fiscal year ended December 31, 2017, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884, 6205
E-mail: mutting@klgold.com
Website: www.klgold.com

Reported intercepts are core lengths, with higher grade assays cut to 30 g/t Au. True widths have not been determined at this time. See Tables 1 and 2 provided below for detailed information regarding both the surface and underground assay results

Table 1: TAYLOR EXPLORATION - SURFACE ASSAY RESULTS

Drillhole	Target	Easting	Northing	Azimuth (°)	Dip	From (m)	To (m)	Core Length (m)	Assay Au (g/t)	*Grade (g/t) *Capped 30 g/t

**TA17-073	Taylor East	529250	5379300	350	-55	202.7	204.2	1.5	2.1
And						208.8	211.8	3.0	1.6
TA17-079	Taylor East	529301	5379300	350	-75	87.0	88.5	1.5	1.9
And						186.1	187.6	1.5	1.9
**TA17-081	Taylor East	529474	5379150	350	-63	311.9	325.1	13.2	8.9	7.6
Including						311.9	321.2	9.3	12.1	10.2
**TA17-082	Taylor East	529474	5379150	350	-70	334.8	344.4	9.6	3.3
Including						339.9	343.5	3.6	6.6
TA17-083	Taylor East	529411	5379230	350	-45	167.0	169.7	2.7	5.9
TA17-084	Taylor East	529411	5379230	350	-58	229.3	230.3	1.0	2.3
TA17-085	Taylor East	529420	5379050	350	-55	315.2	316.2	1.0	5.2
And						365.3	368.3	3.0	3.6
Including						365.3	366.3	1.0	8.7
TA17-089A	Taylor East	529460	5379050	350	-65	470.3	471.0	0.7	11.8
TA17-095	Taylor East	529371	5379061	350	-63	338.8	343.3	4.5	4.6
And						456.0	457.5	1.5	4.2
TA17-096	Taylor East	530975	5379125	350	-45	375.0	375.7	0.7	5.2
TA17-098	Taylor East	531425	5379125	350	-45	255.0	261.0	6.0	2.9
Including						257.0	258.0	1.0	10.3
And						319.8	321.0	1.2	38.0	26.4
Including						319.8	320.6	0.8	55.9	30.0
TA17-100	Taylor East	529460	5379050	350	-73	496.1	497.0	0.9	8.5
TA17-101	Taylor East	529624	5379172	350	-50	163.5	165.0	1.5	7.2
And						300.2	306.0	5.8	2.0
TA17-102	Taylor East	529624	5379172	350	-57	293.8	296.8	3.0	3.2
TA17-103	Taylor East	529624	5379172	350	-64	326.7	333.0	6.3	20.1	7.1
Including						328.7	330.0	1.3	93.4	30.0
And						338.1	339.6	1.5	25.0
TA17-106	Taylor East	529664	5379162	350	-50	316.5	318.0	1.5	7.6
TA17-107	Taylor East	529664	5379162	350	-57	359.3	362.3	3.0	5.2
TA17-108	Taylor East	529664	5379162	350	-64	272.7	275.7	3.0	3.3
And						336.3	339.3	3.0	7.8
Including						336.3	337.8	1.5	11.7
TA17-109	Taylor East	529664	5379162	350	-80	408.9	409.5	0.6	6.6
And						418.1	419.6	1.5	3.2
**TA17-110	Taylor East	529180	5379230	350	-80	269.3	272.9	3.6	8.9	7.9
Including						272.1	272.9	0.8	34.2	30.0
And						337.2	340.5	3.3	4.9

**TA17-111	Taylor East	529180	5379230	350	-70	226.7	234.0	7.3	3.2
Including						233.0	234.0	1.0	13.2
And						252.0	254.2	2.2	7.1
Including						252.0	253.4	1.4	10.5
**TA17-113	Taylor East	529180	5379230	350	-50	111.0	112.4	1.4	7.6
And						146.7	151.0	4.3	2.1
And						201.0	202.9	1.9	15.8
And						267.5	268.6	1.1	5.8
And						273.0	274.1	1.1	13.4
TA17-114	Taylor East	529788	5379151	350	-50	339.0	341.0	2.0	3.5
TA17-115	Taylor East	529788	5379151	350	-57	181.7	183.7	2.0	3.7
And						257.7	258.4	0.7	205.8	30.0
TA17-117	Taylor East	529788	5379151	350	-70	334.6	336.6	2.0	9.3
Including						334.6	335.6	1.0	16.4
TA17-118	Taylor East	529788	5379151	350	-78	316.6	318.0	1.4	6.5
And						423.0	426.0	3.0	2.7
TA17-120	Taylor East	529747	5379148	350	-57	171.0	173.6	2.6	4.7
TA17-121	Taylor East	529747	5379148	350	-64	275.8	276.5	0.7	6.4
TA17-122	Taylor East	529747	5379148	350	-75	217.0	217.7	0.7	7.9
And						320.1	321.1	1.0	5.4
TA17-123	Taylor East	529574	5379160	350	-50	304.2	311.1	6.9	4.0
Including						309.0	310.2	1.2	17.9
TA17-125	Taylor East	529574	5379160	350	-63	394.5	398.0	3.5	2.3
TA17-130	Taylor East	529711	5379155	350	-50	300.4	306.3	5.9	10.0	9.4
Including						301.9	303.4	1.5	32.5	30.0
TA17-131	Taylor East	529711	5379155	350	-57	310.3	317.3	7.0	1.3
TA17-132	Taylor East	529711	5379155	350	-64	264.4	265.9	1.5	3.8
TA17-133	Taylor East	529711	5379155	350	-70	183.3	184.8	1.5	3.9
TA17-134	Taylor East	529711	5379155	350	-80	443.5	445.0	1.5	14.7
TA18-140	Taylor East	529910	5379180	350	-50	221.4	232.3	10.9	4.3
Including						225.0	231.0	6.0	7.6
TA18-142	Taylor East	529910	5379180	350	-64	248.7	253.2	4.5	3.1
TA18-143	Taylor East	529910	5379180	350	-70	249.7	257.5	7.8	5.8
Including						256.0	257.5	1.5	11.6
TA18-145	Taylor East	529950	5379190	350	-57	227.2	230.3	3.1	2.0
TA18-146A	Taylor East	529950	5379190	350	-64	300.0	316.0	16.0	1.3
TA17-051	Taylor Deep	528225	5378675	005	-70	720.0	721.0	1.0	6.4
And						776.8	778.0	1.2	19.5
TA17-092	Taylor Deep	527750	5378036	340	-75	1063.7	1064.5	0.8	15.7
And						1129.5	1134.8	5.3	5.3
Including						1130.5	1134.8	4.3	6.1
TA17-092- W2	Taylor Deep	Wedge				1163.6	1184.2	20.6	2.4	2.3

Including *	Reported	Previously				1177.0	1179.0	2.0	15.8	14.9
TA17-093	Taylor Deep	528226	5378674	005	-80	474.8	477.3	2.5	3.0
And						813.0	814.5	1.5	4.2
And						870.0	871.2	1.2	4.6
And						914.3	918.0	3.7	4.2
Including						917.0	918.0	1.0	10.1

TA17-093- W1	Taylor Deep	Wedge				773.0	779.9	6.9	2.3
Including						775.0	776.0	1.0	8.5
And						886.8	889.0	2.3	4.1
TA17-093- W2	Taylor Deep	Wedge				474.5	477.7	3.2	3.1
And						775.5	783.0	7.5	1.7
Including						781.5	783.0	1.5	4.8
TA17-094	Taylor Deep	528116	5378674	340	-80	643.1	644.1	1.0	6.4
And						787.8	788.5	0.7	28.0
TA17-094- W1	Taylor Deep	Wedge				988.9	993.0	4.1	3.4
TA17-094- W3	Taylor Deep	Wedge				912.0	913.0	1.0	9.6
And						918.0	920.0	2.0	4.4
And						937.7	939.2	1.5	4.7
And						989.0	990.0	1.0	9.3
And						995.7	1000.7	5.0	7.9
TA18-099A	Taylor Deep	528116	5378674	335	-78	892.6	895.0	2.4	45.2	21.8
Including								0.8	75.5

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.
*	Reported previously (see News Release dated December 18, 2017 filed on SEDAR at www.sedar.com).
**	Intercept used in December 31, 2017 Mineral Resource estimate (see News Release dated February 20, 2018 filed on SEDAR at www.sedar.com).

Table 2: TAYLOR EXPLORATION – UNDERGROUND ASSAY RESULTS

Drill Hole	Target	Easting	Northing	Azimuth (°)	Dip	From (m)	To (m)	Length (m)	Assay Au (g/t)
T430-033	Taylor Deep	528207	5378978	201	-65	378.3	381.7	3.4	4.8
And						394.4	395.4	1.0	10.8
T430-039	Taylor Deep	528190	5379010	329	-31	145.4	146.5	1.1	13.9
T430-044	Taylor Deep	528247	5378997	329	-52	162.1	165.2	3.1	2.4
T430-052	Taylor Deep	528251	5379009	013	-73	87.2	90.1	2.9	2.4
And						97.6	100.6	3.0	7.4
Including						99.1	100.6	1.5	13.5
And						201.6	204.1	2.5	2.8
T430-055	Taylor Deep	528208	5378980	204	-68	349.2	351.0	1.8	2.4
T430-065	Shaft	528298	5379005	035	+35	178.5	184.6	6.1	19.0 (13.0 cut)
Including						182.9	184.6	1.7	44.4 (22.7 cut)

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

Figure 1: Taylor – Longitudinal View (Looking North) Showing Results East of Shaft Deposit

Figure 2: Taylor – Longitudinal View (Looking North) Showing Results East of Shaft Deposit

Figure 3: Taylor Longitudinal View (Looking North) Showing Surface Exploration Results Taylor Deep

Figure 4: Taylor Cross-section - View (Looking West) Showing Drilling Below West Porphyry Deposit